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Definitions of key terms

--------------------------------------------------------------------------------

ANNUAL ROLL-UP RATE -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" guaranteed minimum death benefit).

ANNUAL WITHDRAWAL AMOUNT -- The "Annual withdrawal amount" is the amount that can be withdrawn from your contract without reducing your GIB benefit base and Roll-up to age 85 benefit base. It is equal to the Annual Roll-up rate in effect at the time, multiplied by the GIB benefit base as of the most recent contract date anniversary.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural, the annuitant is the measuring life for determining benefits under the contract.

AUTOMATIC INVESTMENT PROGRAM ("AIP") -- The "Automatic investment program" allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

BUSINESS DAY -- Our "business day" is generally and day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.


CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value, less (i) the total amount or a pro-rata portion of the annual administrative charge, as well as any optional benefit charges; and (ii) any applicable withdrawal charges.


CONTRACT DATE -- The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CREDIT -- An amount credited to your account value at the same time we allocate your contribution. The amount of the credit is either 4% or 5% of each contribution based on total first year contributions.

CUSTOMIZED PAYMENT PLAN -- For contracts with GIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

CUSTOM SELECTION RULES -- The "Custom Selection Rules" are rules for the allocation of contributions and for transfers to, and transfers among, the Protection with Investment Performance account. These rules require that allocations be made according to certain categories and investment option limits.

DEFERRAL BONUS ROLL-UP RATE -- The "Deferral bonus Roll-up rate" is used to calculate amounts credited to your GIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).

EXCESS WITHDRAWAL -- For contracts with the GIB, an "Excess withdrawal" is a withdrawal in excess of your Annual withdrawal amount.

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. This is your "Free look" right under the contract.

GIB BENEFIT BASE -- The GIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GIB payments. Your GIB benefit base is created and increased by allocations and transfers to your Protection with Investment Performance account. The GIB benefit base is not an account value or cash value. The GIB benefit base is also used to calculate the charge for the GIB.

GENERAL DOLLAR COST AVERAGING -- Our "General dollar cost averaging program" is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment Performance variable investment options.

"GREATER OF" DEATH BENEFIT -- The "Greater of" death benefit is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the greater of two benefit bases -- the greater of the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract.

GUARANTEED INCOME BENEFIT ("GIB") -- The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or "Lifetime GIB payments". The GIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GIB under the contract.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the highest value of your Protection with Investment Performance account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Investment Performance account value" is the total value in: (i) the Investment Performance variable investment options, (ii) the Guaranteed interest

                                                     Definitions of key terms  5

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option, and (iii) amounts in a Special DCA program that are designated for future transfers to the Investment Performance variable investment options.


INVESTMENT SIMPLIFIER -- Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the Investment Performance account variable investment options. There are two options under the program -- the Fixed dollar option and the Interest sweep option.

IRA  -- Individual retirement annuity contract, either traditional IRA or Roth
IRA.

IRS  -- Internal Revenue Service

LIFETIME GIB PAYMENTS -- For contracts with the GIB, "Lifetime GIB payments" are annual lifetime payments that are calculated by applying a percentage to your GIB benefit base. Lifetime GIB payments will begin at the earliest of: (i) the contract date anniversary following the date the Protection with Investment Performance account falls to zero (except as the result of an Excess withdrawal), (ii) the contract date anniversary following your 95th birthday, and (iii) your contract's maturity date.

MATURITY DATE -- The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

MAXIMUM PAYMENT PLAN -- For contracts with GIB, our "Maximum payment plan" allows you to request your Annual withdrawal amount as scheduled payments.

NQ CONTRACT  -- Nonqualified annuity contract

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.


PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Protection with Investment Performance account value" is the total value in: (i) the Protection with Investment Performance variable investment options, and (ii) amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options.


RETURN OF PRINCIPAL DEATH BENEFIT -- The "Return of Principal" death benefit is a death benefit in connection with your Protection with Investment Performance account value only. The benefit is calculated using the amounts of contributions and transfers to the Protection with Investment Performance account, less withdrawals. There is no additional charge for this death benefit.

SAI  -- Statement of Additional Information

SEC  -- Securities and Exchange Commission


SPECIAL DCA PROGRAMS -- We use the term "Special DCA Programs" to collectively refer to our special dollar cost averaging program and special money market dollar cost averaging program.

SPECIAL DOLLAR COST AVERAGING -- Our "Special dollar cost averaging program" allows for systematic transfers of amounts in the account for special dollar cost averaging into both the Protection with Investment Performance variable investment options and the Investment Performance variable investment options. The account for special dollar cost averaging is part of our general account.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING -- Our "Special money market dollar cost averaging program" allows for the systematic transfers of amounts in the account for special money market dollar cost averaging into both the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the Guaranteed interest option.


SYSTEMATIC TRANSFER PROGRAM -- Our "Systematic transfer program" is a program that allows you to have amounts in the Investment Performance account variable investment options and the Guaranteed interest option automatically transferred to your Protection with Investment Performance variable investment options.

TOTAL ACCOUNT VALUE -- Your "Total account value" is the total of (i) your Protection with Investment Performance account value and (ii) your Investment Performance account value.

6  Definitions of key terms

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To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.



           -----------------------------------------------------------------------------------------
           PROSPECTUS                                         CONTRACT OR SUPPLEMENTAL MATERIALS
           -----------------------------------------------------------------------------------------
           Total account value                                Annuity Account Value

           unit                                               Accumulation Unit

           Guaranteed minimum death benefit                   Guaranteed death benefit

           guaranteed interest option                         Guaranteed Interest Account

           Protection with Investment Performance vari-       Protection with Investment Performance
           able investment options and contribution to a      Account Value
           Special DCA program designated for the Pro-
           tection with Investment Performance variable
           investment options

           Investment Performance variable investment         Investment Performance Account Value
           options, the guaranteed interest option and
           contributions to a Special DCA program desig-
           nated for the Investment Performance variable
           investment options
           -----------------------------------------------------------------------------------------

                                                      Definitions of key terms 7


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GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Protection with Investment Performance account value.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1) the minimum interest rate guaranteed over the life of the contract,

(2) the yearly guaranteed interest rate for the calendar year, and

(3) the current interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges. For a state-by-state description of all material variations of this contract, including information on the guaranteed interest option in your state, see Appendix V later in this Prospectus.


Your lifetime minimum guaranteed rate over the life of the contract is 1.00%. The data page for your contract shows the lifetime minimum rate. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2011 is also 1.00%. Current interest rates will never be less than the yearly guaranteed interest rate.


Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.


ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING. (Series B and L contracts only) The account for special dollar cost averaging is part of our general account. We pay interest at enhanced guaranteed rates in this account for specified time periods. However, we are under no obligation to offer enhanced guaranteed rates at any point in time. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.


We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See "Dollar cost averaging" later in this section for rules and restrictions that apply to the account for special dollar cost averaging.


ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to the Investment Performance variable investment options, the guaranteed interest option or one of our Special DCA programs (depending on what series of Retirement Cornerstone(SM) you purchase). If you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate contributions to the Protection with Investment Performance variable investment options or one of our Special DCA programs (depending on what series of Retirement Cornerstone(SM) you purchase). Also, we limit the number of variable investment options which you may select.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for future transfers to the Protection with Investment Performance variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protection with Investment Performance account value.

For example:

You purchase a Series B contract with an initial contribution of $100,000 and have the GIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protection with Investment Performance variable investment options and $40,000 to the Investment Performance variable investment options. The $60,000 will be included in your Protection with Investment Performance account value and will be used to calculate your GIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment Performance account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions to any of the variable investment options, including the Protection with Investment Performance variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. See "Additional limitations on contributions to the contract" in the table in "How you can purchase and contribute to your contract" under "Contract features and benefits."

It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him or her regarding any different arrangements that may apply.


CUSTOM SELECTION RULES (APPLICABLE TO YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT ONLY)

For allocations to your Protection with Investment Performance account, you must allocate your contributions and transfers in accordance with our Custom Selection Rules. The Custom Selection Rules


                                              Contract features and benefits  51
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to a Special DCA program. For information on how a Special DCA program may affect certain Guaranteed benefits, see "Guaranteed income benefit" and "Guaranteed minimum death benefits" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Investment Performance variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Investment Performance variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment Performance variable investment options. Below, we provide detail regarding each of the programs.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. Not all dollar cost averaging programs are available in all states. For a state-by-state description of all material variations of this contract, including information on the availability of our dollar cost averaging programs in your state, see Appendix V later in this Prospectus..

OUR SPECIAL DCA PROGRAMS. We currently offer the "Special dollar cost averaging program" under the Series B and Series L contracts and the "Special money market dollar cost averaging program" under the Series C and Series CP(SM) contracts.


SPECIAL DOLLAR COST AVERAGING


Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than the guaranteed lifetime minimum rate for the guaranteed interest option, to amounts allocated to this account. Currently, the guaranteed lifetime minimum rate is 1.00%. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in the account for special dollar cost averaging. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select. If the special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the time period selected at application. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected at application. Contribution(s) made to the account for special dollar cost averaging after the contract has been issued will be credited with the then current interest rate on the date the contribution is received by us for the time period initially selected by you. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.



SPECIAL MONEY MARKET DOLLAR COST AVERAGING

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the guaranteed interest option over an available time period that you select. One of the primary benefits of the special money market dollar cost averaging program is that amounts in the program designated for the Protection with Investment Performance variable investment options count toward your Guaranteed benefits on the business day you establish the program.

                            ----------------------

Under both Special DCA programs, the following applies:

o Initial contributions to a Special DCA program must be at least $2,000; subsequent contributions to an existing Special DCA program must be at least $250;

o Contributions into a Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special DCA program;

o We offer time periods of 3, 6 or 12 months. We may also offer other time periods;

o Contributions to a Special DCA program may be designated for the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and/or the guaranteed interest option, subject to the following:

   -- If you want to take advantage of one of our Special DCA programs, 100% of your contribution must be allocated to either the account for special dollar cost averaging or the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract. The instructions for the program must match your current allocation instructions;

   -- If you want to dollar cost average into the guaranteed interest option, 100% of your contribution must be allocated to the Special DCA program. Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus;

o Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Protection with Investment Performance vari-

54  Contract features and benefits

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   able investment options. The Annual Roll-up rate (or Deferral bonus Roll-up rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protection with Investment Performance variable investment options. For Series CP(SM) contracts, the Annual Roll-up rate (or Deferral bonus Roll-up rate, if applicable) in effect will not be applied to credits associated with contributions allocated to the Special DCA program that are designated to be transferred to the Protection with Investment Performance variable investment options.


o IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS AND TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, AND YOUR SPECIAL DCA PROGRAM HAS TRANSFERS SCHEDULED TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, THE PROGRAM WILL CONTINUE FOR ITS DURATION. HOWEVER, SUBSEQUENT CONTRIBUTIONS TO ANY PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS UNDER A SPECIAL DCA PROGRAM WILL NOT BE PERMITTED;

o IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

o We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a Special DCA program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Special DCA program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your Special DCA program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you;

o Except for withdrawals made under our Automatic RMD withdrawal service or for the assessment of contract charges, any unscheduled partial withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus. See "How withdrawals affect your Guaranteed benefits" later in this section;

o If you elect any dollar cost averaging program, rebalancing Option II is not available. If you elect a general dollar cost averaging program or special money market dollar cost averaging, rebalancing Option I is not available. See "Rebalancing among your Investment Performance variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus;

o All of the dollar cost averaging programs available under your Retirement Cornerstone(SM) Series contracts can be selected if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of a Special DCA program as part of the Systematic transfer program.

o A Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

o The only dollar cost averaging program available to fund your Guaranteed benefits is a Special DCA program;

o You may cancel your participation at any time but you may not change your allocation instructions for transfers during the selected time period. If you terminate your Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file;

o If you are dollar cost averaging into the Protection with Investment Performance variable investment options when you decide to drop all Guaranteed benefits ("post-funding drop"), we will default future transfers designated for the Protection with Investment Performance variable investment options to the corresponding Investment Performance variable investment options that invest in the same underlying Portfolios. Also, you can cancel your Special DCA program and accelerate all transfers to the corresponding Investment Performance variable investment options. See "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

o We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.


GENERAL DOLLAR COST AVERAGING PROGRAM

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment Performance variable investment options. For a state-by-state description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix V later in this Prospectus.


                                              Contract features and benefits  55

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You can select to have transfers made on a monthly, quarterly or annual basis.
The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.


INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Investment Performance variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging, the fixed dollar option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment Performance variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.


CREDITS (for Series CP(SM) contracts)


A credit will also be allocated to your Total account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not include credits in calculating any of your Guaranteed benefit bases under the contract, except to the extent that any credits are part of the Protection with Investment Performance account value, which is used to calculate the Highest Anniversary Value benefit base or a benefit base reset in connection with the GIB benefit base or the Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit). For more information on how Credits affect your benefit bases, see "Series CP(SM) Credits and your Guaranteed benefit bases" later in this section.


The amount of the credit will be either 4% or 5% of each contribution based on your total first-year contributions.


--------------------------------------------------------------------------------
                                       CREDIT PERCENTAGE
                                           APPLIED TO
   FIRST YEAR TOTAL CONTRIBUTIONS        CONTRIBUTIONS
--------------------------------------------------------------------------------
Less than $350,000                           4%
$350,000 or more                             5%
--------------------------------------------------------------------------------

This credit percentage will be credited to your initial contribution and each subsequent contribution made in the first contract year (after adjustment as described below), as well as those in the second and later contract years. THE CREDIT WILL APPLY TO SUBSEQUENT CONTRIBUTIONS ONLY TO THE EXTENT THAT THE SUM OF THAT CONTRIBUTION AND PRIOR CONTRIBUTIONS TO WHICH NO CREDIT WAS APPLIED EXCEEDS THE TOTAL WITHDRAWALS MADE FROM THE CONTRACT SINCE THE ISSUE DATE. THE CREDIT WILL NOT BE APPLIED IN CONNECTION WITH A PARTIAL CONVERSION OF A TRADITIONAL IRA CONTRACT TO A ROTH IRA CONTRACT.

For example, assume you make an initial contribution of $100,000 to your contract with the entire amount allocated to the Investment Performance account. Your Investment Performance account is credited with $4,000 (4% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000 to the Investment Performance account. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subse-


56  Contract features and benefits

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ments ("Lifetime GIB payments") that are calculated by applying a percentage
(which is based on your age at the time your payments begin) to your GIB benefit base. The GIB also allows you to take certain withdrawals (your "Annual withdrawal amount") prior to the beginning of your Lifetime GIB payments. Your Annual withdrawal amount is calculated each contract date anniversary by applying a percentage ("the Annual Roll-up rate") to your GIB benefit base. Lifetime GIB payments and your Annual withdrawal amount are described later in this section. With respect to your GIB, it is important to note the following:

o Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account, either directly or through a Special DCA program. You can, however, continue to make transfers from your Investment Performance account to the Protection with Investment Performance variable investment options until such time you make a subsequent contribution to your Investment Performance account. Scheduled transfers from an existing Special DCA program will continue through to the program's conclusion; and


o Withdrawals in excess of your Annual withdrawal amount (an "Excess withdrawal") can greatly reduce the value of your GIB. An Excess withdrawal that reduces your Protection with Investment Performance account value to zero will cause your GIB to terminate.

In order to fund your Guaranteed income benefit, you must make contributions or transfers to the Protection with Investment Performance account. All allocations to the Protection with Investment Performance account must be made in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection with Investment Performance account value be allocated according to certain category and investment option limits. ANY ALLOCATION TO THE "EQUITY" CATEGORY REQUIRES THAT THERE BE A 40% MINIMUM ALLOCATION TO THE "FIXED INCOME" CATEGORY. This will also limit the amount that may be allocated to the "AXA Strategic Allocation" Category. For detailed information on how our Custom Selection Rules work, see "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus.


For Series CP(SM) contracts, any credit amounts attributable to your contributions allocated to the Protection with Investment Performance account are not included in your GIB benefit base. If you decide to transfer amounts from your Investment Performance account to your Protection with Investment Performance variable investment options, only amounts representing contributions and earnings will increase your GIB benefit base.


The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you apply for your Retirement Cornerstone(SM) contract. Currently, the GIB is issued to owners age 20-75 (ages 20-70 for Series CP(SM)) and with all contract types except Inherited IRA. If the contract is jointly owned, eligibility for the GIB will be issued based on the older owner's age. The GIB cannot be added to your contract later if you decide to opt-out.

You can drop your GIB at any time prior to funding your Protection with Investment Performance account. IF YOU FUND THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT AT ISSUE, YOU CAN DROP YOUR GIB IF YOUR CONTRACT HAS BEEN IN FORCE FOR AT LEAST FOUR CONTRACT YEARS. It is important to note that if you decide to drop your GIB, either before or after funding your Protection with Investment Performance account, your Guaranteed minimum death benefit may be affected. Please see "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

--------------------------------------------------------------------------------
The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you complete your application.
--------------------------------------------------------------------------------

When you purchase a contract with the GIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit,
(ii) the Highest Anniversary Value death benefit, or (iii) the "Greater of" death benefit.

There is an additional charge for the GIB which is described under "Guaranteed income benefit charge" in "Charges and expenses" later in this Prospectus.

If you have the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

--------------------------------------------------------------------------------
The Guaranteed income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------


GIB BENEFIT BASE

Your GIB has a benefit base. Your GIB benefit base is not an account value or cash value. The GIB benefit base is used to calculate your Lifetime GIB payments, your Annual withdrawal amount and the charge for the benefit. Your GIB benefit base is equal to:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

o Any amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any transfers to the Protection with Investment Performance variable investment options; less

o A deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus


o "Deferral bonus Roll-up amount" or any "Annual Roll-up amount", minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)


                                     -OR--

58  Contract features and benefits

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amount adjustment to your GIB benefit base is a primary way to increase the value of your GIB benefit base. Your Deferral bonus Roll-up amount is calculated as follows:

o  your GIB benefit base on the preceding contract date anniversary, multiplied by:

o the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

o a pro-rated Deferral bonus Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus

o a pro-rated Deferral bonus Roll-up amount for any contribution amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the contribution.

                     --------------------------------------

THE GIB BENEFIT BASE STOPS ROLLING UP ON THE CONTRACT DATE ANNIVERSARY FOLLOWING THE OWNER'S (OR OLDER JOINT OWNER, IF APPLICABLE) 95TH BIRTHDAY.


GIB BENEFIT BASE RESET

Your GIB benefit base will automatically "reset" to equal the Protection with Investment Performance account value, if higher, every three contract years from your contract date, up to the contract date anniversary following your 95th birthday. If you choose to fund your Protection with Investment Performance account after issue, the eligibility for resets every three years is still based on the contract date and not the date that you first funded the Protection with Investment Performance account.


For Series CP(SM) contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your GIB benefit base reset.


If a reset is not applicable on any eligible contract date anniversary, the GIB benefit base will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if the GIB benefit base did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary. For jointly-owned contracts, eligibility to reset the GIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

--------------------------------------------------------------------------------
Whether you fund your GIB at contract issue or some later date, the contract date anniversaries on which your GIB benefit base is eligible for a reset are the same.
--------------------------------------------------------------------------------

WE RESERVE THE RIGHT TO INCREASE THE FEE FOR THE GIB IF THE GIB BENEFIT BASE RESETS. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your GIB benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if your GIB benefit base is eligible for a reset and if a fee increase has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary on which your GIB benefit base could reset that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The current fee will apply upon the next reset. Your GIB benefit base would be eligible for resets based on the same schedule: every three contract years from the contract date.

If we do not increase the charge for the GIB when a benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher GIB benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.


ANNUAL WITHDRAWAL AMOUNT


(APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS)

Your Annual withdrawal amount is calculated on the first day of each contract year beginning in the second contract year, and is equal to:

o  the Annual Roll-up rate in effect at the time, multiplied by;

o  the GIB benefit base as of the most recent contract date anniversary.

Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB benefit base and adversely affecting your Lifetime GIB payments. IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON BOTH YOUR GIB BENEFIT BASE AND LIFETIME GIB PAYMENTS. AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT TO ZERO WILL CAUSE YOUR GIB TO TERMINATE. You do not have an Annual withdrawal amount in the first contract year in which you fund the Protection with Investment Performance account.

A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded, will reduce your GIB benefit base on a pro-rata basis. A withdrawal in excess of your Annual withdrawal amount will always reduce your GIB benefit base on a pro-rata basis. This is referred to as an "Excess withdrawal". The reduction of your GIB benefit base on a pro-rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current GIB benefit base by the same percentage. A pro-rata withdrawal will have a significant adverse effect on your benefit base in cases where the Protection with Investment Performance account value is less than the benefit base. For an example of how a pro-rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section. A WITHDRAWAL FROM YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IS FUNDED IS TREATED JUST LIKE AN EXCESS WITHDRAWAL.


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     (i)  Current annuitization factors (which are subject to change) applied to his $50,000 Protection with Investment Performance account value, which currently equals a monthly payment of $1,065, or

     (ii) The flat percentage discussed above (in this example, it would be 6%) applied to his $100,000 GIB benefit base, which equals a Lifetime GIB monthly payment of $500.

In this example, the contract owner's monthly payment would be $1,065.

     (i) Any Investment Performance account value will be annuitized under a separate contract based on one of the annuity payout options discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus;

     (ii) Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Investment Performance account value will be terminated.

If you have the GIB and your Protection with Investment Performance account value falls to zero due to an Excess withdrawal, we will terminate your GIB and you will receive no payment or supplementary life annuity contract, even if your GIB benefit base is greater than zero.

Please see the Hypothetical illustrations in Appendix IV for an example of how Lifetime GIB payments are calculated when: (i) a hypothetical Protection with Investment Performance account value falls to zero, and (ii) a contract owner reaches age 95.


DEATH BENEFIT

For the purposes of determining the death benefit under your Retirement Cornerstone(SM) Series contract, we treat your Investment Performance account and any Guaranteed minimum death benefit funded by your Protection with Investment Performance account differently.

The death benefit in connection with your Investment Performance account is equal to your Investment Performance account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protection with Investment Performance account will be based on the greater of (i) your Protection with Investment Performance account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

The total death benefit under your Retirement Cornerstone(SM) contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protection with Investment Performance account, your death benefit will be based on your Investment Performance account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protection with Investment Performance account and had no Investment Performance account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Investment Performance account and a Guaranteed minimum death benefit that has been funded through allocations to the Protection with Investment Performance account. In that case, your beneficiaries would receive the Investment Performance account value, plus the value of your Guaranteed minimum death benefit.


GUARANTEED MINIMUM DEATH BENEFITS

At issue, if you are age 0-75 (0-70 for Series CP(SM) you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protection with Investment Performance account:

o  Return of Principal death benefit; or

o  Highest Anniversary Value death benefit; or

o  The "Greater of" death benefit.

The "Greater of" death benefit can only be elected in combination with the GIB. The Return of Principal death benefit and the Highest Anniversary Value death benefit are available with or without the GIB. The Highest Anniversary Value death benefit and "Greater of" death benefit are available at an additional charge. There is no charge for the Return of Principal death benefit. The Return of Principal death benefit will be issued with all eligible contracts if you do not elect either the Highest Anniversary Value or the "Greater of" death benefit at the time you apply for your Retirement Cornerstone(SM) contract.

When you have a GMDB, you can allocate your contributions to any of the following:

o  Protection with Investment Performance variable investment options

o  Investment Performance variable investment options

o  Guaranteed interest option

o  The account for special dollar cost averaging (Series B and L contracts only)

o The account for special money market dollar cost averaging (Series CP(SM) and C contracts only)

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options will fund your GMDB. These amounts will be included in your respective GMDB benefit base and will become part of your Protection with Investment Performance account value.


For Series CP(SM) contracts, any credit amounts attributable to your contributions allocated to the Protection with Investment Performance account are not included in your respective GMDB benefit base. If you decide to transfer amounts from your Investment Performance account to your Protection with Investment Performance variable investment options, only amounts representing contributions and earnings will increase your GMDB benefit base.


Your death benefit in connection with your Protection with Investment Performance account is equal to one of the following -- whichever provides a higher amount:


66  Contract features and benefits

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o  Your Protection with Investment Performance account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

o Your applicable GMDB benefit base (discussed below) on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges).


RETURN OF PRINCIPAL DEATH BENEFIT

Your Return of Principal guaranteed minimum death benefit is equal to your Return of Principal death benefit base. This benefit base is not an account value or cash value. It is equal to:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

o Any amounts in a Special DCA that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any amounts transferred to the Protection with Investment Performance variable investment options, less

o A deduction that reflects any withdrawals you make from the Protection with Investment Performance variable investment options or from amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options (including any withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Please see Appendix III later in this Prospectus for an example of how the Return of Principal benefit base is calculated.


HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

Your Highest Anniversary Value guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. This benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protection with Investment Performance account.

If you have not taken a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance account variable investment options, either directly or through a Special DCA program; plus

o Any amounts in a Special DCA that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any amounts transferred to the Protection with Investment Performance variable investment options.

                                      -OR-

o Your highest Protection with Investment Performance account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to a Special DCA program designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

If you take a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base will be reduced on a pro-rata basis (including any applicable withdrawal charges). Reduction on a pro-rata basis means that we calculate the percentage of your Protection with Investment Performance account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage. See "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

o Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protection with Investment Performance variable investment options made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

                                      -OR-

o Your highest Protection with Investment Performance account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to a Special DCA program designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).


For Series CP(SM) contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your Highest Anniversary Value benefit base.


Please see Appendix II later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.

"GREATER OF" DEATH BENEFIT

Your "Greater of" guaranteed minimum death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:


                                              Contract features and benefits  67

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o  The benefit base computed for the Highest Anniversary Value death benefit
   (described immediately above); and

o  The Roll-up to age 85 benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

o Any amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any transfers to the Protection with Investment Performance variable investment options; less

o A deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus


o Any "Deferral bonus Roll-up amount" or "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)


                                      -OR-

The "reset" value on every third contract date anniversary from the contract date up to your 85th birthday. (The Roll-up to age 85 benefit base reset is described below.)

--------------------------------------------------------------------------------
The Deferral bonus Roll-up amount and the Annual Roll-up amounts are amounts credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.
--------------------------------------------------------------------------------

In order to select the "Greater of" death benefit, you must also have the GIB. Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments under the GIB have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base. However, these same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to your Roll-up to age 85 benefit base at the end of the year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up to age 85 benefit base until the end of the contract year.

WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL REDUCE YOUR ROLL-UP TO AGE 85 BENEFIT BASE ON A PRO-RATA BASIS. SEE "ANNUAL WITHDRAWAL AMOUNT AND YOUR ROLL-UP TO AGE 85 BENEFIT BASE" LATER IN THIS SECTION.

Every three years from your contract date up to your 85th birthday, your Roll-up to age 85 benefit base will automatically reset to equal your Protection with Investment Performance account value if your Protection with Investment Performance account value is greater than the calculation described above. The Roll-up to age 85 benefit base reset is described in more detail below.

For more information, see "Annual Roll-up amount and Annual Roll-up to age 85 benefit base adjustment" later in this Prospectus.

                    --------------------------------------

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent years. THE ANNUAL ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE ANNUAL ROLL-UP RATE UNDER YOUR GIB. This rate is calculated using the Ten-Year Treasuries Rate Formula. See "Annual Roll-up Rate" under "Guaranteed income benefit" in "Contract features and benefits" for more information regarding this formula.

A different Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- the Deferral bonus Roll-up rate, described below.


DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base until a withdrawal is made from your Protection with Investment Performance account.

Beginning in the first contract year in which you fund your Protection with Investment Performance account, the Roll-up amount credited to your Roll-up to age 85 benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up rate will not be applied at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. THE DEFERRAL BONUS ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE DEFERRAL BONUS ROLL-UP RATE UNDER YOUR GIB. This rate is calculated using the Deferral bonus Ten-Year Treasuries Rate Formula. See "Deferral bonus Roll-up Rate" under "Guaranteed income benefit" in "Contract features and benefits" for more information regarding this formula.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases.

NEW BUSINESS RATES. The new business Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the new business rates we set for the GIB. See "New business rates" under Guaranteed income benefit in "Contract features and benefits" for more information.

75 DAY RATE LOCK-IN. When you select the "Greater of" death benefit with the GIB, the 75 day rate lock in applies to both the Annual Roll-up rate and


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Deferral bonus Roll-up under both Guaranteed benefits. For more information, including an example of how the 75 day rate lock-in works, see "Guaranteed income benefit" in "Contract features and benefits."

RENEWAL RATES. The renewal Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the renewal rates we set for the GIB. For more information, see "Renewal rates" under "Guaranteed income benefit" in "Contract features and benefits."

NOTIFICATION OF RENEWAL RATES. If you have the "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral bonus Roll-up rate for your first contract year. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your "Greater of" death benefit (and your GIB) after issue, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, Deferral bonus Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year's Annual Roll-up rate and Deferral bonus Roll-up rate for your contract. The information can also be found online, through your Online Access Account.


ANNUAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base.

Your Annual Roll-up amount is calculated as follows:

o Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o The Annual Roll-up rate that was in effect on the first day of the contract year; plus

o A pro-rated Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus

o A pro-rated Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; less

o Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your Roll-up to age 85 benefit base and "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro-rata basis. When the annuitant reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.


DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE
ADJUSTMENT

The Deferral bonus Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary provided you have not taken a withdrawal from your Protection with Investment Performance account. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral bonus Roll-up rate under your contract, and contributions and transfers to the Protection with Investment Performance account during the contract year. The Deferral bonus Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base.

Your Deferral bonus Roll-up amount is calculated as follows:

o your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

o a pro-rated Deferral bonus Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus


o a pro-rated Deferral bonus Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution.



ROLL-UP TO AGE 85 BENEFIT BASE RESET

This section describes how the Roll-up to age 85 benefit base reset works in connection with the calculation of your "Greater of" death benefit.

Your Roll-up to age 85 benefit base will automatically "reset" to equal the Protection with Investment Performance account value, if higher, every three contract years from your contract date, up to the contract date anniversary following your 85th birthday. If you choose to fund your Protection with Investment Performance account after issue, the eligibility for resets every three years is still based on the contract date and not the date that you first funded the Protection with Investment Performance account.


For Series CP(SM) contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your Roll-up to age 85 benefit base reset.



                                              Contract features and benefits  69

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Appendix IV: Hypothetical illustrations

--------------------------------------------------------------------------------
       ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
                                MINIMUM BENEFITS

The following tables illustrate the changes in account values (Investment Performance account value and Protection with Investment Performance account value), cash value and the values of the "Greater of" death benefit, the Guaranteed income benefit ("GIB"), and the Annual withdrawal amount, under certain hypothetical circumstances for the Retirement Cornerstone(SM) Series contracts (Series B, Series L, Series CP(SM) and Series C). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the tables illustrate that $60,000 is allocated to the Protection with Investment Performance variable investment options, and $40,000 is allocated to the Investment Performance variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (3.16)%, 2.84% for the Series B Protection with Investment Performance variable investment options and (2.46)%, 3.54% for the Series B Investment Performance variable investment options; (3.51)%, 2.49% for the Series L Protection with Investment Performance variable investment options and (2.81)%, 3.19% for the Series L Investment Performance variable investment options; (3.41)%, 2.59% for the Series CP(SM) Protection with Investment Performance variable investment options and (2.71)%, 3.29% for the Series CP(SM) Investment Performance variable investment options; (3.56)%, 2.44% for the Series C Protection with Investment Performance variable investment options and (2.86)%, 3.14% for the Series C Investment Performance variable investment options at the 0% and 6% gross annual rates, respectively.


These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Protection with Investment Performance account value annually for the "Greater of" death benefit and GIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the "Greater of" death benefit charge, the GIB charge, any applicable administrative charge and withdrawal charge. Please note that charges for the "Greater of" death benefit and GIB are always deducted from the Protection with Investment Performance account value.


The values shown under "Next Year's Annual withdrawal amount" for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the "Greater of" death benefit base or GIB benefit base. A "0" under the Protection with Investment Performance account value column at age 95 indicates that the "Greater of" death benefit has terminated due to insufficient account value. However, the Lifetime GIB payments under the GIB have begun, and the owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.27% for the Protection with Investment Performance variable investment options (for each Series) and of 0.57% for the Investment Performance variable investment options (for each Series), (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 1.34% for the Protection with Investment Performance variable investment options (for each Series) and 0.44% for the Investment Performance variable investment options (for each Series) and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protection with Investment Performance variable investment options (for each Series) and 0.14% for the Investment Performance variable investment options (for each Series). These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Protection with Investment Performance variable investment options and Investment Performance variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.


                                     Appendix IV: Hypothetical illustrations D-1

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    ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
                                    BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(SM) - SERIES B
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
  "GREATER OF" DEATH BENEFIT
  GUARANTEED INCOME BENEFIT



                                     PROTECTION WITH
                     INVESTMENT        INVESTMENT
                    PERFORMANCE        PERFORMANCE
                   ACCOUNT VALUE      ACCOUNT VALUE     CASH VALUE(+)
        CONTRACT ------------------ ----------------- ------------------
  AGE     YEAR      0%        6%       0%       6%       0%        6%
------ --------- -------- --------- -------- -------- -------- ---------
  65        0    40,000     40,000   60,000  60,000   93,000     93,000
  66        1    39,016     41,416   56,918  60,518   88,934     94,934
  67        2    38,056     42,882   53,887  61,004   84,943     96,886
  68        3    37,120     44,400   50,902  61,454   82,022     99,854
  69        4    36,207     45,972   47,959  61,866   78,166    101,838
  70        5    35,316     47,599   45,057  62,236   75,373    104,835
  71        6    34,447     49,284   42,191  62,561   73,638    108,845
  72        7    33,600     51,029   39,357  62,838   71,957    112,867
  73        8    32,773     52,835   36,553  63,062   69,327    115,897
  74        9    31,967     54,706   33,776  63,230   65,743    117,936
  75       10    31,181     56,642   31,021  63,339   62,202    119,981
  80       15    27,500     67,403   17,474  62,819   44,974    130,223
  85       20    24,276     80,209    3,998  60,047   28,274    140,256
  90       25    21,430     95,447        0  55,032   21,430    150,480
  95       30    18,917    113,581        0  47,654   18,917    161,235


             PROTECT                          GUARANTEE
                                                       NEXT YEAR'S
          "GREATER OF"         GIB BENEFIT          ANNUAL WITHDRAWAL
          DEATH BENEFIT           BASE                    AMOUNT
       ------------------- ------------------- ----------------------------
  AGE      0%        6%        0%        6%       0%            6%
------ --------- --------- --------- --------- -------- -------------------
  65     60,000    60,000    60,000    60,000        0            0
  66     62,400    62,400    62,400    62,400    2,496        2,496
  67     64,896    64,896    64,896    64,896    2,596        2,596
  68     67,492    67,492    67,492    67,492    2,700        2,700
  69     70,192    70,192    70,192    70,192    2,808        2,808
  70     72,999    72,999    72,999    72,999    2,920        2,920
  71     75,919    75,919    75,919    75,919    3,037        3,037
  72     78,956    78,956    78,956    78,956    3,158        3,158
  73     82,114    82,114    82,114    82,114    3,285        3,285
  74     85,399    85,399    85,399    85,399    3,416        3,416
  75     88,815    88,815    88,815    88,815    3,553        3,553
  80    108,057   108,057   108,057   108,057    4,322        4,322
  85    131,467   131,467   131,467   131,467    5,259        5,259
  90          0   131,467         0   159,950   *7,110        6,398
  95          0   131,467         0   194,604    7,110     **11,676


----------

(+) The Cash Values shown are equal to the Total account value, less (i) the total amount of the annual administrative charge, as well as any optional benefit charges; and (ii) any applicable withdrawal charges.


*    Payments of $7,110 will continue as lifetime payments
**   Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.


D-2 Appendix IV: Hypothetical illustrations

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    ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
                                    BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(SM) - SERIES L
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
  "GREATER OF" DEATH BENEFIT
  GUARANTEED INCOME BENEFIT



                                     PROTECTION WITH
                     INVESTMENT        INVESTMENT
                    PERFORMANCE        PERFORMANCE
                   ACCOUNT VALUE      ACCOUNT VALUE     CASH VALUE(+)
        CONTRACT ------------------ ----------------- ------------------
  AGE     YEAR      0%        6%       0%       $6%      $0%       6%
------ --------- -------- --------- -------- -------- -------- ---------
  65        0    40,000     40,000   60,000  60,000   92,000     92,000
  66        1    38,876     41,276   56,708  60,308   87,584     93,584
  67        2    37,784     42,593   53,485  60,577   84,268     96,170
  68        3    36,722     43,951   50,325  60,803   81,047     98,754
  69        4    35,690     45,353   47,225  60,983   77,915    101,337
  70        5    34,687     46,800   44,181  61,115   78,868    107,915
  71        6    33,712     48,293   41,187  61,194   74,900    109,487
  72        7    32,765     49,834   38,242  61,218   71,007    111,052
  73        8    31,844     51,423   35,339  61,182   67,183    112,605
  74        9    30,950     53,064   32,476  61,083   63,426    114,147
  75       10    30,080     54,757   29,649  60,916   59,729    115,673
  80       15    26,055     64,065   15,912  58,916   41,967    122,982
  85       20    22,590     74,957    2,497  54,494   25,087    129,451
  90       25    19,586     87,700        0  47,681   19,586    135,381
  95       30    16,980    102,610        0  38,377   16,980    140,987


             PROTECT                          GUARANTEE
                                                       NEXT YEAR'S
          "GREATER OF"         GIB BENEFIT          ANNUAL WITHDRAWAL
          DEATH BENEFIT           BASE                    AMOUNT
       ------------------- ------------------- ----------------------------
  AGE      0%        6%       $0%        6%       0%             6%
------ --------- --------- --------- --------- -------- -------------------
  65     60,000    60,000    60,000    60,000        0            0
  66     62,400    62,400    62,400    62,400    2,496        2,496
  67     64,896    64,896    64,896    64,896    2,596        2,596
  68     67,492    67,492    67,492    67,492    2,700        2,700
  69     70,192    70,192    70,192    70,192    2,808        2,808
  70     72,999    72,999    72,999    72,999    2,920        2,920
  71     75,919    75,919    75,919    75,919    3,037        3,037
  72     78,956    78,956    78,956    78,956    3,158        3,158
  73     82,114    82,114    82,114    82,114    3,285        3,285
  74     85,399    85,399    85,399    85,399    3,416        3,416
  75     88,815    88,815    88,815    88,815    3,553        3,553
  80    108,057   108,057   108,057   108,057    4,322        4,322
  85    131,467   131,467   131,467   131,467    5,259        5,259
  90          0   131,467         0   159,950   *6,836        6,398
  95          0   131,467         0   194,604    6,836     **11,676


----------

(+) The Cash Values shown are equal to the Total account value, less (i) the total amount of the annual administrative charge, as well as any optional benefit charges; and (ii) any applicable withdrawal charges.


*    Payments of $6,836 will continue as lifetime payments
**   Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.


                                     Appendix IV: Hypothetical illustrations D-3

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    ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
                                    BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES CP(SM)
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
  "GREATER OF" DEATH BENEFIT
  GUARANTEED INCOME BENEFIT


                                     PROTECTION WITH
                     INVESTMENT        INVESTMENT
                    PERFORMANCE        PERFORMANCE
                   ACCOUNT VALUE      ACCOUNT VALUE     CASH VALUE(+)
        CONTRACT ------------------ ----------------- ------------------
  AGE     YEAR      0%        6%       0%       $6%      0%        6%
------ --------- -------- --------- -------- -------- -------- ---------
  65        0    41,600     41,600   62,400  62,400   96,000     96,000
  66        1    40,473     42,969   59,087  62,827   91,559     97,795
  67        2    39,376     44,382   55,839  63,221   87,215     99,603
  68        3    38,309     45,842   52,652  63,576   83,961    102,418
  69        4    37,271     47,351   49,523  63,889   80,794    105,239
  70        5    36,261     48,909   46,447  64,157   77,708    108,065
  71        6    35,278     50,518   43,421  64,376   74,699    110,893
  72        7    34,322     52,180   40,440  64,543   71,762    113,723
  73        8    33,392     53,896   37,501  64,654   68,893    116,551
  74        9    32,487     55,670   34,600  64,706   66,087    119,376
  75       10    31,606     57,501   31,732  64,695   63,339    122,196
  80       15    27,520     67,603   17,776  63,527   45,295    131,131
  85       20    23,984     79,480    4,113  60,036   28,096    139,516
  90       25    20,901     93,444        0  54,253   20,901    147,697
  95       30    18,215    109,861        0  46,079   18,215    155,940

             PROTECT                          GUARANTEE
                                                       NEXT YEAR'S
          "GREATER OF"         GIB BENEFIT          ANNUAL WITHDRAWAL
          DEATH BENEFIT           BASE                    AMOUNT
       ------------------- ------------------- ----------------------------
  AGE      0%        6%        0%        6%       0%             6%
------ --------- --------- --------- --------- -------- -------------------
  65     60,000    60,000    60,000    60,000        0            0
  66     62,400    62,823    62,400    62,400    2,496        2,496
  67     64,896    64,896    64,896    64,896    2,596        2,596
  68     67,492    67,492    67,492    67,492    2,700        2,700
  69     70,192    70,192    70,192    70,192    2,808        2,808
  70     72,999    72,999    72,999    72,999    2,920        2,920
  71     75,919    75,919    75,919    75,919    3,037        3,037
  72     78,956    78,956    78,956    78,956    3,158        3,158
  73     82,114    82,114    82,114    82,114    3,285        3,285
  74     85,399    85,399    85,399    85,399    3,416        3,416
  75     88,815    88,815    88,815    88,815    3,553        3,553
  80    108,057   108,057   108,057   108,057    4,322        4,322
  85    131,467   131,467   131,467   131,467    5,259        5,259
  90          0   131,467         0   159,950   *7,110        6,398
  95          0   131,467         0   194,604    7,110     **11,676


----------

(+) The Cash Values shown are equal to the Total account value, less (i) the total amount of the annual administrative charge, as well as any optional benefit charges; and (ii) any appli cable withdrawal charges.


*    Payments of $7,110 will continue as lifetime payments
**   Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.


D-4 Appendix IV: Hypothetical illustrations
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    ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
                                    BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(SM) - SERIES C
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
  "GREATER OF" DEATH BENEFIT
  GUARANTEED INCOME BENEFIT



                                     Protection with
                     Investment        Investment
                    Performance        Performance
                   account value      account value      Cash Value(+)
        Contract ------------------ ----------------- -------------------
  Age     Year      0%        6%       0%       6%        0%        6%
------ --------- -------- --------- -------- -------- --------- ---------
  65        0    40,000     40,000   60,000  60,000    100,000  100,000
  66        1    38,856     41,256   56,678  60,278     95,534  101,534
  67        2    37,745     42,551   53,428  60,516     91,172  103,068
  68        3    36,665     43,888   50,243  60,710     86,908  104,598
  69        4    35,617     45,266   47,121  60,858     82,738  106,124
  70        5    34,598     46,687   44,056  60,956     78,654  107,643
  71        6    33,608     48,153   41,046  61,001     74,654  109,154
  72        7    32,647     49,665   38,084  60,989     70,731  110,654
  73        8    31,714     51,224   35,168  60,917     66,882  112,142
  74        9    30,807     52,833   32,294  60,781     63,100  113,614
  75       10    29,925     54,492   29,457  60,577     59,382  115,068
  80       15    25,854     63,601   15,696  58,374     41,550  121,976
  85       20    22,358     74,234    2,293  53,732     24,652  127,966
  90       25    19,335     86,644        0  46,685     19,355  133,329
  95       30    16,720    101,129        0  37,138     16,720  138,266

             Protect                          Guarantee
                                                       Next Year's
          "Greater of"         GIB benefit          Annual withdrawal
          death benefit           base                    amount
       ------------------- ------------------- ----------------------------
  Age      0%        6%        0%        6%       0%             6%
------ --------- --------- --------- --------- -------- -------------------
  65     60,000    60,000    60,000    60,000        0            0
  66     62,400    62,400    62,400    62,400    2,496        2,496
  67     64,896    64,896    64,896    64,896    2,596        2,596
  68     67,492    67,492    67,492    67,492    2,700        2,700
  69     70,192    70,192    70,192    70,192    2,808        2,808
  70     72,999    72,999    72,999    72,999    2,920        2,920
  71     75,919    75,919    75,919    75,919    3,037        3,037
  72     78,956    78,956    78,956    78,956    3,158        3,158
  73     82,114    82,114    82,114    82,114    3,285        3,285
  74     85,399    85,399    85,399    85,399    3,416        3,416
  75     88,815    88,815    88,815    88,815    3,553        3,553
  80    108,057   108,057   108,057   108,057    4,322        4,322
  85    131,467   131,467   131,467   131,467    5,259        5,259
  90          0   131,467         0   159,950   *6,836        6,398
  95          0   131,467         0   194,604    6,836     **11,676


----------

(+) The Cash Values shown are equal to the Total account value, less the total amount of the annual administrative charge, as well as any optional benefit charges.


*    Payments of $6,836 will continue as lifetime payments
**   Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                                     Appendix IV: Hypothetical illustrations D-5
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Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

--------------------------------------------------------------------------------

EXAMPLE #1


As described below, this example assumes the Protection with Investment Performance account value is LESS THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, and no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:



                                                               ASSUMED
                                                               DEFERRAL
                        PROTECTION WITH                         BONUS
                           INVESTMENT                       ROLL-UP RATE/
  END OF     ASSUMED      PERFORMANCE                           ANNUAL
 CONTRACT      NET          ACCOUNT                            ROLL-UP
   YEAR       RETURN         VALUE           WITHDRAWAL          RATE
---------- ----------- ----------------- ----------------- ---------------
  0                         $100,000
  1          3.0%           $103,000          $    0              4.0%
  2          4.0%           $107,120          $    0              4.0%
  3          6.0%           $113,547          $    0              4.0%
  4          6.0%           $120,360          $    0              4.0%
  5          7.0%           $128,785          $    0              4.0%

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $4,913
---------------------------------------------------------------------------------
  Year 6    (5.0)%          $122,346          $4,913              4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:              $4,913(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
  Year 6    (5.0)%          $122,346          $7,000             4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:              $4,829(11)

                GUARANTEED
                  INCOME
                 BENEFIT                         GUARANTEED MINIMUM DEATH BENEFITS
           ------------------- ---------------------------------------------------------------------
                                                      HIGHEST
                                   RETURN OF        ANNIVERSARY         ROLL-UP TO
  END OF           GIB             PRINCIPAL           VALUE              AGE 85        "GREATER OF"
 CONTRACT        BENEFIT            BENEFIT           BENEFIT            BENEFIT          BENEFIT
   YEAR            BASE               BASE              BASE               BASE             BASE
---------- ------------------- ----------------- ----------------- ------------------- -------------
  0            $100,000(3)      $100,000(1)         $100,000(2)        $100,000(3)        $100,000
  1            $104,000(3)      $100,000(1)         $103,000(2)        $104,000(3)        $104,000
  2            $108,160(3)      $100,000(1)         $107,120(2)        $108,160(3)        $108,160
  3            $113,547(3)      $100,000(1)         $113,547(2)        $113,547(3)        $113,547
  4            $118,089(3)      $100,000(1)         $120,360(2)        $118,089(3)        $120,360
  5            $122,813(3)      $100,000(1)         $128,785(2)        $122,813(3)        $128,785

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $4,913
----------------------------------------------------------------------------------------------------
  Year 6       $122,813(6)      $95,985(4)          $123,615(5)        $122,813(6)        $123,615

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
----------------------------------------------------------------------------------------------------
  Year 6       $120,717(10)     $94,279(8)          $121,417(9)        $120,717(10)       $121,417

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:


CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

    o At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protection with Investment Per formance account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary, plus the Deferral bonus Roll-up amount. Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year.

For example:

    o At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by the assumed Deferral bonus Roll-up rate of 4%. ($104,000 x 1.04 = $108,160).


G-1 Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

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                                 --------------

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB benefit base)).


ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $4,913 equals 4.015% of the Protection with Investment Performance account value ($4,913 divided by $122,346 = 4.015%), each benefit base would be reduced by 4.015%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4) The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $4,015 (4.015% x $100,000) = $95,985;

(5) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows:
    $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,170 (4.015% x $128,785) = $123,615;

(6) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are equal to $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7) As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual Roll-up rate) x $122,813 (the Roll-up benefit bases as of the sixth contract anniversary)].


ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Protection with Investment Performance account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.


The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.706% of the Protection with Investment Performance account value ($2,087 divided by $122,346 = 1.706%), the Roll-up benefit bases would be reduced by 1.706%.


At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)  The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
     $100,000 (benefit base as of the last contract date anniversary) - $5,721 (5.721% x $100,000) = $94,279;

(9)  The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows:
     $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $7,368 (5.721% x $128,785) = $121,417;

(10) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are reduced pro-rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $2,095 (1.706% x $122,813) = $120,717.

(11) As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,829 [4% (the assumed Annual Roll-up rate) x $120,717 (the Roll-up benefit bases as of the sixth contract anniversary)].

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases
                                                                             G-2

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EXAMPLE #2


This example assumes the the Protection with Investment Performance account value is GREATER THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, and no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:


                                                              ASSUMED
                                                               ANNUAL
                        PROTECTION WITH                       DEFERRAL
                           INVESTMENT                          BONUS
  END OF     ASSUMED      PERFORMANCE                      ROLL-UP RATE/
 CONTRACT      NET          ACCOUNT                           ROLL-UP
   YEAR       RETURN         VALUE           WITHDRAWAL         RATE
---------- ----------- ----------------- ----------------- ---------------
   0                        $100,000           $   0            4.0%
   1           3.0%         $103,000           $   0            4.0%
   2           4.0%         $107,120           $   0            4.0%
   3           6.0%         $113,547           $   0            4.0%
   4           6.0%         $120,360           $   0            4.0%
   5           7.0%         $128,785

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
-----------------------------------------------------------------------------
  Year 6       5.0%         $135,224          $4,913            4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:              $4,913

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
  Year 6       5.0%         $135,224          $7,000            4.0%

Year 7 Annual Withdrawal Amount:              $4,837(11)


                GUARANTEED
                  INCOME
                 BENEFIT                         GUARANTEED MINIMUM DEATH BENEFITS
           ------------------- ---------------------------------------------------------------------
                                                      HIGHEST
                                   RETURN OF        ANNIVERSARY         ROLL-UP TO
  END OF           GIB             PRINCIPAL           VALUE              AGE 85        "GREATER OF"
 CONTRACT        BENEFIT            BENEFIT           BENEFIT            BENEFIT          BENEFIT
   YEAR            BASE               BASE              BASE               BASE             BASE
---------- ------------------- ----------------- ----------------- ------------------- -------------
  0             $100,000(3)       $100,000(1)       $100,000(2)         $100,000(3)      $100,000
  1             $104,000(3)       $100,000(1)       $103,000(2)         $104,000(3)      $104,000
  2             $108,160(3)       $100,000(1)       $107,120(2)         $108,160(3)      $108,160
  3             $113,547(3)       $100,000(1)       $113,547(2)         $113,547(3)      $113,547
  4             $118,089(3)       $100,000(1)       $120,360(2)         $118,089(3)      $120,360
  5             $122,813(3)       $100,000(1)       $128,785(2)         $122,813(3)      $128,785

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
-----------------------------------------------------------------------------
  Year 6        $122,813(6)       $ 96,367(4)       $124,106(5)         $122,813(6)      $124,106

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
  Year 6        $120,916(10)      $ 94,823(8)       $122,118(9)         $120,916(10)     $122,118

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

    o At the end of contract year 4 the Highest Anniversary Value benefit base is $120,360. This is because the Protection with Investment Per formance account value ($120,360) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($113,547).

(3) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount. Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year.

For example:

    o At the end of contract year 3, the Roll-up benefit bases are equal to $113,547. This is because the Protection with Investment Performance account value ($113,547) is greater than the Roll-up benefit bases as the last contract date anniversary ($108,160) plus the Deferral bonus Roll-up amount ($4,326).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB benefit base)).


G-3 Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases
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ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal death benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $4,913 equals 3.633% of the Protection with Investment Performance account value ($4,913 divided by $135,224 = 3.633%), each benefit base would be reduced by 3.633%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)  The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
     $100,000 (benefit base as of the last contract date anniversary) - $3,633 (3.633% x $100,000) = $96,367;

(5) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows:
    $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $4,679 (3.633% x $128,785) = $124,106;

(6) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are equal to $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7) As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual Roll-up rate) x $122,813 (the Roll-up benefit bases as of the sixth contract anniversary)].


ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Protection with Investment Performance account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.


The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.544% of the Protection with Investment Performance account value ($2,087 divided by $135,224 = 1.544%), the Roll-up benefit bases would be reduced by 1.544%.


At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)  The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
     $100,000 (benefit base as of the last contract date anniversary) - $5,177 (5.177% x $100,000) = $94,823;

(9)  The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows:
     $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $6,667 (5.177% x $128,785) = $122,118;

(10) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are reduced pro-rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $1,897 (1.544% x $122,813) = $120,916.

(11) As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,837 [4% (the assumed Annual Roll-up rate) x $120,916 (the Roll-up benefit bases as of the sixth contract anniversary)].

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases
                                                                             G-4